Salon Media Group, Inc.
101 Spear Street, Suite 203
San Francisco, CA 94105
415-645-9200
Fax 415-645-9202

October 30, 2009

Mr. Scott Hodgdon
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3720

Re: Salon Media Group, Inc.
Form 10-K for the year ended March 31, 2009
Filed June 29, 2009
Form 10-Q for the quarterly period ended June 30, 2009
Filed August 14, 2009
File No. 000-26395

Dear Mr. Hodgdon:

As a follow-up to our conversation, we intend to respond to your comment letter dated October 5th  on or before next Friday, November 6.

We appreciate your cooperation and understanding in granting this delay.

Thank you.

Sincerely,

/s/ Norman M. Blashka

Norman M. Blashka
Executive Vice President and
Chief Financial Officer